SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Fluor Corporation

(Name of Subject Company (issuer))

Fluor Corporation

(Names of Filing Persons (issuer))

1.50% Convertible Senior Notes Due 2024

(Title of Class of Notes)

343412AA0

(CUSIP Number of Class of Notes)

Carlos M. Hernandez, Esq.

Chief Legal Officer and Secretary

Fluor Corporation

6700 Las Colinas Boulevard

Irving, Texas 75039

(469) 398-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Andrew M. Baker, Esq.

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

(214) 953-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$133,578,000	$5,249.62

*

For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.50% Convertible Senior Notes Due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of January 13, 2009, there was $133,578,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $133,578,000.

**	The amount of the filing fee equals $39.30 per $1 million of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$5,249.62	Filing Party:	Fluor Corporation
	Form or Registration No.:	005-60085	Date Filed:	January 14, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 14, 2009 (the “Schedule TO”) by Fluor Corporation, a Delaware corporation (the “Company”), relating to the offer (the “Offer”) to purchase all of the outstanding 1.50% Convertible Senior Notes Due 2024 issued by the Company on February 17, 2004 (the “Notes”) that are validly surrendered for purchase at the option of the holders thereof, upon the terms and conditions set forth in (i) the Indenture, dated as of February 17, 2004, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee and paying agent (the “Paying Agent”), as amended and supplemented by the First Supplemental Indenture, dated as of February 17, 2004 (the “Indenture”), and (ii) the Company Notice dated January 14, 2009 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

This Amendment No. 1 to the Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 4.  Terms of the Transaction.

Item 4 of the Schedule TO is amended and supplemented by adding the following language thereto:

The Offer expired at 5:00 p.m., New York City time, on Friday, February 13, 2009.  The Company has been advised by the Paying Agent that $2,000.00 aggregate principal amount of Notes were tendered pursuant to the terms of the Offer and not withdrawn.  The Company has accepted all such Notes for payment, and, in accordance with the terms of the Indenture and the Schedule TO, the Company has forwarded to the Paying Agent the appropriate amount of cash required to pay the total purchase price for the validly surrendered Notes.  Pursuant to the terms of the Indenture, the Paying Agent will promptly distribute the cash to the holders.  As of the close of business on Friday, February 13, 2009, after giving effect to the purchase of the Notes pursuant to the Offer and conversions of the Notes effected as of such date, $133,568,000.00 aggregate principal amount of Notes remained outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

FLUOR CORPORATION

By:	/s/ Carlos M. Hernandez
Carlos M. Hernandez
Chief Legal Officer and Secretary

INDEX TO EXHIBITS

Exhibit Number		Description
(a)(1)(A)*	—	Company Notice to Holders of Fluor Corporation 1.50% Convertible Senior Notes due 2024, dated January 14, 2009, and Form of Purchase Notice.
(a)(1)(B)*	—	Form of Notice of Withdrawal.
(a)(1)(C)*	—	Substitute Form W-9.
(a)(1)(D)*	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(E)	—

The description of the Notes and the Indenture set forth under the caption “Description of Notes” in our prospectus dated February 11, 2004 (incorporated by reference to our prospectus dated February 11, 2004, filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended (File No. 333-63984)).

(a)(5)(A)*	—	Fluor Press Release dated January 14, 2009.
(b)	—	Not applicable.
(d)(1)	—

Indenture, dated as of February 17, 2004, between Fluor and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Fluor’s Current Report on Form 8-K dated February 17, 2004).

(d)(2)	—

First Supplemental Indenture, dated as of February 17, 2004, between Fluor and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Fluor’s Current Report on Form 8-K dated February 17, 2004).

(g)	—	Not applicable.
(h)	—	Not applicable.

*              Previously filed as an exhibit to the Schedule TO filed on January 14, 2009.